Exhibit 99.1

Prana Appoints David Stamler as Chief Medical Officer to Lead Clinical Development

MELBOURNE, AUSTRALIA. 5 June 2017: David Stamler, M.D., has joined Prana Biotechnology (ASX PBT, NASDAQ PRAN) as Chief Medical Officer and Senior Vice President, Clinical Development, based in San Francisco. Prior to joining Prana, Dr. Stamler worked for Teva Pharmaceuticals (NYSE TEVA), as part of Teva’s US$3.5 billion acquisition of Auspex Pharmaceuticals. Dr. Stamler led the development of a new drug for the treatment of Huntington’s disease, which was approved by the U.S. Food and Drug Administration (FDA) in April this year. This was the second neurological agent that Dr. Stamler has led through the approval process with the FDA.

Dr. Stamler’s appointment follows a detailed review of the pharmaceutical assets and strategy at Prana over the last 6 months and marks a refocus on prioritising PBT434 for the treatment of parkinsonian movement disorders. PBT434 is a first-in-class therapy planned to enter Phase 1 clinical trials later this year.

In parallel, the company is exploring new options for PBT2 and building its pipeline of drug candidates from Prana’s proprietary library for neurodegenerative diseases and other therapeutic fields that may potentially benefit from Prana’s compounds .

Prana’s Executive Chairman and CEO, Geoffrey Kempler, noted: “Dr. Stamler is a seasoned and talented drug developer who brings more than 20 years of central nervous system (CNS) development experience and a deep understanding of the regulatory environment. We are very pleased that he has chosen to work with Prana and advance our portfolio of drugs for neurodegenerative diseases.”

In commenting on his appointment, Dr. Stamler said: “There is a great need for new treatments for neurodegenerative diseases. Prana’s approach, along with their extensive chemical library and experience in translational research, make them ideally positioned to advance the field. Progressing PBT434 into the clinic will be very exciting, as it has demonstrated substantial functional improvements and impressive neuroprotective properties in numerous animal models. I am thrilled to be joining Prana to help bring new agents such as PBT434 to the clinic and, hopefully, to patients in need.”

Dr. Stamler comes from Teva as VP, Clinical Development and Therapeutic Head, Movement Disorders where he was responsible for clinical-regulatory interactions leading to the approval of AUSTEDOTM (deutetrabenazine) for treatment of chorea associated with Huntington’s disease in 2017.

Prior to Teva, Dr. Stamler was Chief Medical Officer at Auspex Pharmaceuticals, Inc. (which was acquired by Teva in 2015) and prior to this he served as Chief Medical Officer and Senior Vice President of Xenoport, Inc. where he led clinical development activities for their portfolio of CNS compounds.

Contacts:
Investor Relations	Media
Rebecca Wilson	Scott Newstead
E: rwilson@buchanwe.com.au	E: snewstead@buchanwe.com.au
Tp: +61 3 9866 4722	Tp: +61 3 9866 4722

About Prana Biotechnology Limited

Prana Biotechnology was established to commercialise research into Alzheimer's disease, Huntington disease and other major age-related neurodegenerative disorders. The Company was incorporated in 1997 and listed on the Australian Stock Exchange in March 2000 and listed on NASDAQ in September 2002. Researchers at prominent international institutions including The University of Melbourne, The Mental Health Research Institute (Melbourne) and Massachusetts General Hospital, a teaching hospital of Harvard Medical School, contributed to the discovery of Prana’s technology. For further information please visit the Company’s web site at www.pranabio.com.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements. Such statements include, but are not limited to any statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, PBT2, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, PBT2, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, PBT2, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company's intellectual property or trade secrets, including, but not limited to, the intellectual property relating to PBT2, and other risks detailed from time to time in the filings the Company makes with Securities and Exchange Commission including its annual reports on Form 20-F and its reports on Form 6-K. Such statements are based on management’s current expectations, but actual results may differ materially due to various factions including those risks and uncertainties mentioned or referred to in this press release. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

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